

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 20, 2008

James M. Strother, Esq.
Executive Vice President and General Counsel
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 18, 2008**
> **and Documents Incorporated by Reference**
> **File No. 333-154879**

Dear Mr. Strother:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A

General

1. It appears, based on the materials supplementally provided to the staff in response to comment 2 in our letter dated November 12, 2008, that some projections provided by Wachovia to Wells Fargo included forecasts as to future earnings, including the fourth quarter of 2008. Similarly, we note that Wachovia provided projections to Wells Fargo's financial advisors, Goldman Sachs and Perella Weinberg. We further note that Wachovia advised each financial advisor that the forecasts no longer reflected Wachovia's best estimates of future financial performance. Please disclose all material projections or advise the staff how you determined that these projections did not represent material, non-public information.

2. Please disclose the existence of IRS Notice 2008-83, the particular terms and conditions, and how it impacts and is expected to impact the registrant going forward. Include in this

disclosure the amount that, absent Notice 2008-83, Wachovia's "net unrealized built-in losses" would need to exceed in order for Wells Fargo to lose any tax benefits under Section 382. Please also disclose whether the Notice affected the timing of any tax benefits.

3.   In response to comment 3 in our letter dated November 12, 2008, you indicate that the tax consequences were considered prior to Wells Fargo's offer to acquire Wachovia in an unassisted transaction. Please include in the "Background of the Merger" section a brief discussion of the considerations given to the tax implications of a Wachovia deal. Similarly, if the tax implications were a reason for Wells Fargo entering into the merger agreement, please disclose this in the section entitled "Wells Fargo's Reasons for the Merger" on page 37.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2: Accounting Policies and Financial Statement Classifications, page 65

4.   Please revise to describe in more detail the expected conforming adjustments to the accounting policies of both Wells Fargo and Wachovia which are in the process of being reviewed in detail.

Exhibits

Exhibit 5

5.   Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: By fax (212) 403-2000
        Edward D. Herlihy, Esq.

Lawrence S. Makow, Esq.
Wachtell, Lipton, Rosen & Katz